

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2014

Via E-mail
William M. Foshee
Executive Vice President and Chief Financial Officer
ServisFirst Bancshares, Inc.
850 Shades Creek Parkway, Suite 200
Birmingham, Alabama 35209

> **Re: ServisFirst Bancshares, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed March 17, 2014**
> **File No. 333-193401**

Dear Mr. Foshee:

We have reviewed the above referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information, including, if applicable, a draft of your proposed disclosures to be made in future filings. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-3

General

1. The facing page should read Amendment No. 1 on Form S-1 to Registration Statement on Form S-3. Please correct the title and the EDGAR header in your next amendment.

2. It appears that you are an emerging growth company as defined under the JOBS Act. If true, please include disclosure stating that you have chosen not to follow the reduced reporting obligations of an emerging growth company.

3. Please include the information required by Item 11(l) of Form S-1.

Incorporation of Certain Information by Reference, page 1

4. Please specifically incorporate by reference all Exchange Act filings required by Item 12(a)(2) of Form S-1.

5. Please move this and the following caption after the Summary and the Risk Factors.

Cautionary Note Regarding Forward-Looking Statements, page 1

6. Section 27A(b)(2)(D) of the Securities Act of 1933 and Section 21E(b)(2)(D) of the Securities Exchange Act of 1934 expressly state that the safe harbor for forward looking statements does not apply to statements made in connection with an initial public offering. Please either delete any reference to the Litigation Reform Act or make clear, each time you reference the Litigation Reform Act, that the safe harbor does not apply to initial public offerings.

Summary

Overview, page 1

7. We note your disclosure regarding the Company's decentralized organizational structure. Please include a chart or narrative detailing such organizational structure, including the names of the regional chief executive officers. Make corresponding revisions where necessary, including under "Business" starting on page 39.

The Offering, page 14

8. Please state the intentions, if known, of your officers and directors to purchase shares in the offering.

Risk Factors, Page 19,

9. Some of your risk factors state that you cannot provide assurance of a certain outcome when the real risk is not your inability to provide assurance, but the underlying situation. Please revise this and similar language to describe the real risks of the transaction.

Description of Capital Stock, page 80

10. You may not qualify your discussion by reference to your charter and bylaws. Please revise to state that all material information has been discussed.

Certain Relationships and Related Party Transactions, page 87

11. Please revise to either (1) provide the representations set forth in Item 404 of Regulation S-or (2) provide the disclosure required by the same item.

Underwriting

Affiliations, page 107

12. We note your disclosure that you have previously engaged the services of Sandler O'Neill and Raymond James. To the extent they were material, please describe such prior engagements.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies
Allowance for Loan Losses, F-12

13. Please tell us and revise your next amendment to provide a more robust and detailed discussion of how you determine this allowance for loan losses. Your disclosure should discuss, as appropriate, but not be limited to:
   - how you group loans with similar characteristics (e.g. geography, past-due status, internal risk ratings, etc.);
   - how forecasted probable losses are determined (e.g. historical loss rates adjusted for environmental factors, migration analysis, etc.);
   - the key qualitative factors you considered and the impact on forecasted probable losses, especially given that $5.3 million was allocated to qualitative factors at December 31, 2013; and
   - the time frames over which you evaluate loss experience, especially in light of the fact that you disclose on page 20 in Risk Factors that 56% of your loan portfolio was originated during the past two years.

Note 22. Fair Value Measurement, F-38

14. Please tell us and revise your next amendment to describe how often you obtain updated appraisals for your collateral dependent impaired loans. If this policy varies by loan type please disclose that also. Also, please describe in detail any adjustments you make to the appraised values, if any, including those made as a result of outdated appraisals. Also, discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.

Exhibits

15. We note that you have entered into employment agreements with the regional chief executive officers of the Huntsville (Mr. Kattos), Montgomery (Mr. Barker) and Dothan (Mr. DeVane) banking offices. However, we note that you have filed only the employment agreements with Messrs. Kattos and Barker. Please also file the employment agreement with Mr. DeVane.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Act of 1933 and the Securities Exchange Act of 1934, and all Securities Act and Exchange Act rules, in each case as applicable, require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Irving at (202) 551-3321 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Josh Samples at (202) 551-3199 or me at (202) 551-3698 with any other questions.

Sincerely,

/s/Mark S. Webb

Mark S. Webb
Legal Branch Chief

cc.   Via E-mail
        Paul Ware
        Bradley Arant Boult Cummings LLP